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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM T-3/A
AMENDMENT NO. 1

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE TRUST
INDENTURE ACT OF 1939

ARCHIBALD CANDY CORPORATION (NAME OF APPLICANT)
1137 W. JACKSON BOULEVARD CHICAGO, IL 60607 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED
TITLE OF CLASS	AMOUNT
10% Secured Subordinated Notes due 2007	$50,000,000

Approximate date of proposed public offering: On or promptly after the Effective Date
(as defined in the Second Amended and Restated Joint Plan of Reorganization of
Fannie May Holdings, Inc. and Archibald Candy Corporation dated September 23, 2002).

Name and address of agent for service:

Ted A. Shepherd
President and Chief Executive Officer
Archibald Candy Corporation
1137 W. Jackson Boulevard
Chicago, Illinois 60607

The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the applicant.

        Explanatory Note: This Amendment No. 1 to the Form T-3 filed by the applicant on October 7, 2002 is filed solely for the purpose of replacing one of the exhibits attached to the Form T-3 with the exhibit attached hereto. Except as provided in this Amendment No. 1 to the Form T-3, the items disclosed in, and exhibits attached to, the Form T-3 continue in effect.

CONTENTS OF APPLICATION FOR QUALIFICATION.

          c.  The following exhibit is hereby filed with this Amendment No. 1 to the Form T-3, as replacement for the exhibit specifically identified below which was filed with the Form T-3.

Exhibit T3C	Indenture.

SIGNATURE

        Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Archibald Candy Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Chicago, Illinois, on the 1st day of November, 2002.

ARCHIBALD CANDY CORPORATION
[SEAL]		BY:	/s/ TED A. SHEPHERD
			Name:	Ted A. Shepherd
			Title:	President and Chief Executive Officer
Attest:
/s/ RICHARD J. ANGLIN
Name:	Richard J. Anglin
Title:	Secretary

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SIGNATURE